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                              September 30, 2021

       Gary Friedman
       Chairman of the Board of Directors and Chief Executive Officer
       RH
       15 Koch Road
       Corte Madera, CA 94925

                                                        Re: RH
                                                            Form 10-K for the
Fiscal Year Ended January 30, 2021
                                                            Filed March 30,
2021
                                                            File No. 001-35720

       Dear Mr. Friedman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       How We Assess the Performance of Our Business
       Free Cash Flow, page 59

   1. Please tell us and disclose why free cash flow is increased for the non-cash accretion of a debt discount upon
settlement of the debt and why you believe presenting a non-GAAP liquidity measure with
this non-cash adjustment provides useful information to investors.
                                                        Refer to Items
10(e)(1)(i)(C) and (D) of Regulation S-K.
       Item 8. Financial Statements and Supplementary Data
       Consolidated Statements of Cash Flows, page 93

   2. Please tell us whether the activity included in the landlord assets under construction-net of tenant allowances line
item relates only to capital amounts contributed by you toward the
 Gary Friedman
RH
September 30, 2021
Page 2
         construction of the leased asset prior to lease commencement, when you are not the deemed owner for accounting purposes during the construction period. If other activity is included, please explain. Also, tell us separately for each period presented the amount of activity included in this line item related to each lease type (operating or finance lease).
         Finally, tell us in detail separately for each lease type how you concluded the related activity included in this line item represented an operating cash flow and the specific accounting guidance you are relying upon.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Rufus Decker at 202-551-3769, if
you have any questions.



FirstName LastNameGary Friedman                                Sincerely,
Comapany NameRH
                                                               Division of
Corporation Finance
September 30, 2021 Page 2                                      Office of Trade
& Services
FirstName LastName